EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Year-ended December 31,
	2014	2013	2012	2011	2010
Computation of Earnings:
Income before income taxes	$893	$805	$837	$945	$746
Add:
Interest expense	120	107	101	90	66
Amortization of debt premium/discount and expenses	3	2	1	1	—
Interest portion of rent expense	29	30	29	29	27
Earnings as adjusted	$1,045	$944	$968	$1,065	$839
Computation of Fixed Charges:
Interest expense	$120	$107	$101	$90	$66
Capitalized interest	—	1	—	—	—
Amortization of debt premium/discount and expenses	3	2	1	1	—
Interest portion of rent expense	29	30	29	29	27
Fixed charges	$152	$140	$131	$120	$93
Ratio of Earnings to Fixed Charges(A)	6.90	6.73	7.38	8.89	9.01
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(A)     Ratios were calculated prior to rounding to millions.